SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C.  20549






__________________________________________________
                                                  :
                In the Matter of                  :
                                                  :
        CENTRAL POWER AND LIGHT COMPANY           :  CERTIFICATE
                                                  :
      CENTRAL AND SOUTH WEST CORPORATION          :       OF
                                                  :
               File No. 70-8345                   :  NOTIFICATION
                                                  :
  (Public Utility Holding Company Act of 1935)    :
__________________________________________________:






    This report is filed under Rule 24 of the Public Utility Holding Company Act of 1935 by Central Power and Light Company
(CPL) a subsidiary of Central and South West Corporation (CSW). Under HCAR 35-26114 dated August 26, 1994, it is required that CPL file quarterly reports providing the following information with respect to the leasing of owned trains and railcars to nonaffiliates by CPL, Public Service Company of Oklahoma (PSO), Southwestern Electric Power Company (SWEPCO) and West Texas Utilities Company (WTU): 1) the period of time the railcars are leased 2) the number of railcars leased 3) the revenues earned, variable cost, and contribution to fixed cost by month from leasing railcars to nonaffiliates and 4) the average number of railcars owned during the period. This report covers the period October 1, 1995 through December 31, 1995.

The requested information for the reporting period October 1, 1995 through December 31, 1995, is as follows:


                 CPL         PSO       SWEPCO      WTU        TOTAL

PERIOD OF
TIME             None        None       None       None
RAILCARS         during      during     during     during      None
ARE              quarter     quarter    quarter    quarter
LEASED TO
NON-
AFFILIATES

NUMBER OF
RAILCARS
LEASED TO
NON-             0           0          0          0           0
AFFILIATES


REVENUE         $0          $0         $0         $0          $0

VARIABLE        $0          $0         $0         $0          $0
COST

CONTRIBUTION    $0          $0         $0         $0          $0
TO FIXED
COST

AVERAGE
NUMBER OF       381         754        306         0           1,441
RAILCARS
OWNED



                        S I G N A T U R E


    As requested by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, Central Power and
Light Company has duly caused this report to be signed on its behalf on this 21st day of February 1996.




                                Central Power and Light Company

                                    /s/ R. Russell Davis
                                      R. Russell Davis
                                    Controller and Chief
                                     Accounting Officer